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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Spanish Broadcasting System, Inc.
(Name of Issuer)
Class B Common Stock
(Title of Class of Securities)
846425874
(CUSIP Number)
Melanie Montenegro
Corporate Counsel
Spanish Broadcasting System, Inc.
2601 S. Bayshore Dr., PHII
Coconut Grove, Florida 33133
(786) 470-1606
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 31, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	846425874	Page	2	of	5

1	NAMES OF REPORTING PERSONS Raul Alarcon, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable - See item 4

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		22,930,000 shares of Class B Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		22,930,000 shares of Class B Common Stock

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,930,000 shares of Class B Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

95.53% of Class B Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	846425874	Page	3	of	5
Item 1. Security and Issuer.
     The securities to which this Schedule 13D relates are Class A Common Stock, par value $.0001 per share (the “Class A Stock”) and Class B Common Stock, par value $.0001 per share (the “Class B Stock”) of Spanish Broadcasting System, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 2601 South Bayshore Drive, SBS Tower, PH II, Coconut Grove, Florida 33133.
Item 2. Identity and Background.
(a) The name of the individual filing this statement is Raul Alarcon, Jr. (the “Reporting Person”).
(b) The principal business address of the Reporting Person is 2601 South Bayshore Drive, SBS Tower, PH II, Coconut Grove, Florida 33133.
(c) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Considerations.
     Not applicable.
Item 4. Purpose of Transaction.
On August 31, 2004, the Reporting Person entered into a hedging arrangement termed a “prepaid forward agreement” (the “Agreement”) with an unaffiliated third party (the “Purchaser”), whereby the Reporting Person agreed to sell 500,000 shares of the Class A Common Stock, (the “Shares”) for the notional amount of $8.97 per share, subject to adjustment, against which the Reporting Person received proceeds of approximately $3,820,000. The Agreement provided that upon its expiration on August 31, 2007 (the “Settlement Date”), the Reporting Person could deliver the 500,000 shares. Accordingly, on August 31, 2007, the Reporting Person settled his obligation by delivering 500,000 Class A Common Shares to the Purchaser.
On June 7, 2004, the Reporting Person entered into a pledge agreement (the “Pledge Agreement”) whereby the Reporting Person pledged 1,175,000 shares of Issuer’s Class B Common Stock (the “Pledged Shares”) to Purchaser to secure his obligations under the Agreement and a separate hedging arrangement. The Reporting Person retained voting rights to the Pledged Shares during the term of the pledge. On August 31, 2007, upon delivery to Purchaser, 500,000 of the Pledged Shares automatically converted into the equivalent number of shares of Class A Common Stock.
The Reporting Person entered into the Agreement and the Pledge Agreement while not in possession of any material non-public information.
Other than as described above, the Reporting Person has no present plans which would result in any of the matters listed in items 4(a)-(j) of Schedule 13D.

CUSIP No.	846425874	Page	4	of	5
Item 5. Interest in Securities of the Issuer.
(a) The Reporting Person is the beneficial owner of 22,930,000 shares of Class B Stock. Based upon the Company’s most recent public reports, the Reporting Person is the beneficial owner of approximately 95.53% of the Class B Stock.
(b) The Reporting Person has sole dispositive and voting power over all of the Class B Stock beneficially held by him.
(c) See item 4.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
See item 4. Except for the foregoing, there are no other contracts, arrangements, understandings or relationships among the Reporting Person or any other person with respect to any securities of the Issuer.
Item 7. Material to be filed as Exhibits.
Not applicable.

CUSIP No.	846425874	Page	5	of	5
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 31, 2007

By:
Raul Alarcon, Jr., Chairman of the Board,
Chief Executive Officer and President of Spanish Broadcasting System, Inc.